Exhibit 99.3

Disclosure of Transactions in Own Shares

Paris, September 9, 2024 – In accordance with the authorizations given by the shareholders’ general meeting on May 24, 2024, to trade on its shares and pursuant to applicable law on share repurchase, TotalEnergies SE (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from September 2 to September 6, 2024:

Transaction Date	Total daily volume (number of shares)	Daily weighted average purchase price of shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
02/09/2024	173,888	62.395644	10,849,853.74	XPAR
02/09/2024	114,452	62.390718	7,140,742.46	CEUX
02/09/2024	26,066	62.406711	1,626,693.33	TQEX
02/09/2024	15,767	62.410536	984,026.92	AQEU
03/09/2024	271,372	61.364621	16,652,639.93	XPAR
03/09/2024	180,000	61.423539	11,056,237.02	CEUX
03/09/2024	35,000	61.319726	2,146,190.41	TQEX
03/09/2024	35,000	61.282711	2,144,894.89	AQEU
04/09/2024	283,336	60.470182	17,133,379.49	XPAR
04/09/2024	180,000	60.434180	10,878,152.40	CEUX
04/09/2024	33,000	60.430744	1,994,214.55	TQEX
04/09/2024	33,000	60.430255	1,994,198.42	AQEU
05/09/2024	303,046	60.719727	18,400,870.39	XPAR
05/09/2024	161,000	60.712382	9,774,693.50	CEUX
05/09/2024	33,000	60.697151	2,003,005.98	TQEX
05/09/2024	30,000	60.713020	1,821,390.60	AQEU
06/09/2024	300,763	60.148761	18,090,521.80	XPAR
06/09/2024	165,000	60.135432	9,922,346.28	CEUX
06/09/2024	35,000	60.061077	2,102,137.70	TQEX
06/09/2024	31,319	60.185670	1,884,955.00	AQEU
Total	2,440,009	60.901884	148,601,144.80

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the TotalEnergies website: https://totalenergies.com/investors/shares-and-dividends/total-shares/info/company-share-transactions

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations:+33 (0)1 47 44 46 99l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations:+33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. TotalEnergies SE has no liability for the acts or omissions of these entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).